SEC 1473 (09-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FORM 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

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(Print or Type Responses)

1. Name and Address of Reporting Person* Sun Mackie, LLC (Last) (First) (Middle) 5200 Town Center Circle, Suite 470 (Street) Boca Raton, FL 33486 (City) (State) (Zip)	2. Date of Event Requiring Statement (Month/Day/Year) 02/21/03 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

 4. Issuer Name and Ticker
    or Trading Symbol

Mackie Designs Inc. (OTC:  MKIE)

 5. Relationship of Reporting Person(s) to Issuer

  (Check all applicable)

  X  Director

  X  10% Owner

      Officer (give title below)

      Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year) 7. Individual or Joint/Group Filing (Check Applicable Line) Form filed by One Reporting Person X Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Beneficially Owned

1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	14,124,127(1)	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

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Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses: (1) See Attached Explanation of Responses

Sun Mackie, LLC

February 21, 2003
** Signature of Reporting Person	Date

BY:

/s/ Rodger Krouse

Name: Rodger Krouse
Its: Authorized Signatory

*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient,
See Instruction 6 for procedure.

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

http://www.sec.gov/divisions/corpfin/forms/form3.htm

Last update: 09/03/2002

Explanation of Responses:

Marc J. Leder ("Leder") and Rodger R. Krouse ("Krouse") each currently serve as a director of the Issuer.  In addition, Leder and Krouse each own 50% of the membership interests in Sun Capital Partners, LLC ("Sun Partners LLC"), which in turn is the general partner of Sun Capital Advisors II, LP ("Sun Advisors II"), which in turn is the general partner of Sun Capital Partners II, LP ("Sun Partners II LP").  Leder and Krouse also each own 50% of the membership interests in Sun Capital Partners III, LLC ("Sun Partners III LLC"), which in turn is the general and managing partner of Sun Capital Advisors III, LP ("Sun Advisors III"), which in turn is the general partner of Sun Capital Partners III, LP ("Sun Partners LP") and Sun Capital Partners III QP, LP ("Sun Partners III QP, LLC").  Together, Sun Partners II, LP, Sun Partners III, LP and Sun Partners III QP, LP own all of the membership interests in Sun Mackie, LLC ("Sun Mackie").  As a result, Leder, Krouse, Sun Partners LLC, Sun Partners III, LLC, Sun Advisors II, Sun Advisors III, Sun Partners II LP, Sun Partners III LP and Sun Partners III QP LP may be deemed to have indirect beneficial ownership of the 14,124,127 shares of Common Stock owned directly by Sun Mackie.  Leder, Krouse, Sun Partners LLC, Sun Partners III, LLC, Sun Advisors II, Sun Advisors III, Sun Partners II LP, Sun Partners III LP and Sun Partners III QP LP each expressly disclaims beneficial ownership of any shares of Common Stock in which they do not have a pecuniary interest.

Attachment to Form 3

Designated Filer:	Sun Mackie, LLC
Issuer and Ticker Symbol	Mackie Designs Inc. (OTC: MKIE)
Date of Event Requiring Statement:	02/21/03

Additional Filers:  Pursuant to Instruction 5(b)(v) of the General Instructions to Form 3, this Form is also being filed on behalf of the following Reporting Persons:

Sun Capital Partners, LLC 5200 Town Center Circle, Suite 470 Boca Raton, FL 33486		Sun Capital Partners III, LLC 5200 Town Center Circle, Suite 470 Boca Raton, FL 33486

Signature:		Signature:

SUN CAPITAL PARTNERS, LLC		SUN CAPITAL PARTNERS III, LLC

By:	/s/ Rodger R. Krouse	By:	/s/ Rodger R. Krouse
Name:	Rodger R. Krouse	Name:	Rodger R. Krouse
Its:	Authorized Signatory	Its:	Authorized Signatory

Sun Capital Advisors II, LP 5200 Town Center Circle, Suite 470 Boca Raton, FL 33486		Sun Capital Advisors III, LP 5200 Town Center Circle, Suite 470 Boca Raton, FL 33486

Signature:		Signature:

SUN CAPITAL ADVISORS II, LP		SUN CAPITAL ADVISORS III, LP

By:	/s/ Rodger R. Krouse	By:	/s/ Rodger R. Krouse
Name:	Rodger R. Krouse	Name:	Rodger R. Krouse
Its:	Authorized Signatory	Its:	Authorized Signatory

Sun Capital Partners II, LP 5200 Town Center Circle, Suite 470 Boca Raton, FL 33486		Sun Capital Partners III, LP 5200 Town Center Circle, Suite 470 Boca Raton, FL 33486

Signature:		Signature:

SUN CAPITAL PARTNERS II, LP		SUN CAPITAL PARTNERS III, LP

By:	/s/ Rodger R. Krouse	By:	/s/ Rodger R. Krouse
Name:	Rodger R. Krouse	Name:	Rodger R. Krouse
Its:	Authorized Signatory	Its:	Authorized Signatory

Rodger R. Krouse c/o Sun Capital Partners LLC 5200 Town Center Circle, Suite 470 Boca Raton, FL 33486	Sun Capital Partners III QP, LP 5200 Town Center Circle, Suite 470 Boca Raton, FL 33486

Signature:	Signature:

/s/ Rodger R. Krouse	SUN CAPITAL PARTNERS III QP, LP

RODGER R. KROUSE	By:	/s/ Rodger R. Krouse
	Name:	Rodger R. Krouse
Marc J. Leder	Its:	Authorized Signatory
c/o Sun Capital Partners LLC
5200 Town Center Circle, Suite 470
Boca Raton, FL 33486

Signature:

/s/ Marc J. Leder

MARC J. LEDER